FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F ____                                 Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____                                           No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____                                           No   X

Indicate by check mark whether by furnishing the information contained in this
Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

      Yes ____                                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	News Release dated April 20, 2009 entitled, "CN reports Q1-2009 net income of C$424 million, or C$0.90 per diluted share, compared with net income of C$311 million or C$0.64 per share in 2008."

2.	Interim Consolidated Financial Statements and Notes thereto (U.S. GAAP)

3.	Management’s Discussion and Analysis (U.S. GAAP)

4.	Certificate of CEO

5.	Certificate of CFO

Item 1

North America’s Railroad

NEWS RELEASE

CN reports Q1-2009 net income of C$424 million,
or C$0.90 per diluted share, compared with net income
of C$311 million or C$0.64 per share in 2008

MONTREAL, April 20, 2009 — CN (TSX: CNR)(NYSE: CNI) today reported its financial and operating results for the first quarter ended March 31, 2009.

First-quarter 2009 highlights

•	Net income was C$424 million, or C$0.90 per diluted share, including three items that generated net positive earnings of C$122 million (C$0.26 per diluted share).
•	Revenues declined four per cent from year-earlier levels to C$1,859 million as a tough economic environment caused carloadings to fall by 16 per cent.
•	Operating expenses declined two per cent to C$1,378 million, driven by lower fuel prices and management’s quick response to lower workload.
•	Operating income declined eight per cent to C$481 million, while the operating ratio increased 1.2 points to 74.1 per cent.
•	Free cash flow increased to C$207 million from C$61 million generated in the comparable quarter of 2008. (1)

CN’s first-quarter 2009 net income of C$424 million, or C$0.90 per diluted share, included:

•	A gain of C$157 million, or C$135 million after-tax (C$0.29 per diluted share), from the sale of a railway corridor to GO Transit in Toronto.
•
Expense of C$46 million, or C$28 million after-tax (C$0.06 per diluted share), related to CN’s acquisition of the principal rail lines of the Elgin, Joliet & Eastern Railway Company (EJ&E), which closed on Jan. 31, 2009; recorded pursuant to the adoption of a new accounting policy for business combinations that became effective Jan. 1, 2009.

•	A deferred income tax recovery of C$15 million (C$0.03 per diluted share) resulting from the enactment of lower provincial corporate income tax rates in Canada.

Excluding these items, adjusted first-quarter 2009 net income was C$302 million, or C$0.64 per diluted share. (1)

The strengthening of the U.S. dollar affected the conversion of the Company’s U.S. dollar-denominated revenues and expenses, increasing first-quarter 2009 net income by approximately C$30 million, or C$0.06 per diluted share.

Net income for first-quarter 2008, which was also adversely affected by severe weather conditions, was C$311 million, or C$0.64 per diluted share, including a deferred income tax recovery of C$11 million (C$0.02 per diluted share) resulting from net capital losses arising from the reorganization of a subsidiary. Excluding that item, adjusted first-quarter 2008 net income was C$300 million, or C$0.62 per diluted share. (1)

E. Hunter Harrison, president and chief executive officer, said: “Economic conditions during the first quarter of 2009 were challenging. Our traffic declined sharply as production cuts and reduced imports and exports coursed through the North American and global economies. But we responded quickly to the downturn, using the discipline of our Precision Railroading model to reduce expenses while maintaining quality service. Among other measures, we reduced train starts and cut discretionary expenditures.

“Amid these challenges, the weakening of the Canadian dollar vis a vis the U.S. dollar was a shock absorber, and we remained focused on generating increased shareholder value through the sale of our Weston subdivision in Toronto.

“While economic conditions remain uncertain for the foreseeable future, CN is focused on growth opportunities that extend beyond the business cycle and on continuing to deliver value to our customers.

“At the same time we are investing in the future. I am particularly proud that we completed the acquisition of the EJ&E during the quarter. The route-around-Chicago represented by the EJ&E, and the upgrades we plan for the line in the next three years, will pay dividends to CN in the years ahead through faster transit times, improved productivity and better service to customers.”

Quarterly revenues, traffic volumes and expenses

The four per cent decline in CN’s first-quarter 2009 revenues was mainly due to significantly lower volumes in almost all markets as a result of current economic conditions in the North American and global economies, as well as a lower fuel surcharge resulting from year-over-year decreases in applicable fuel prices and reduced volumes. These factors were partly offset by the positive translation impact of the weaker Canadian dollar on U.S. dollar-denominated revenues, freight rate increases, and a positive change in traffic mix.

Revenue ton-miles, measuring the relative weight and distance of rail freight transported by CN, decreased 14 per cent from the same quarter of 2008.

Rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned on a movement of a ton of freight over one mile, increased by 12 per cent from the same quarter of 2008, mainly due to the positive translation impact of the weaker Canadian dollar and freight rate increases that were partly offset by the impact of a lower fuel surcharge.

First-quarter carloadings declined 16 per cent to 954 thousand from 1,132 thousand in the year-earlier period.

The two per cent decline in operating expenses was mainly due to lower fuel costs and labor and fringe benefits expense that were partly offset by the negative translation impact of the weaker Canadian dollar on U.S. dollar-denominated expenses, as well as by higher casualty and other expense mainly due to EJ&E acquisition-related costs.

(1) Please see discussion and reconciliation of non-GAAP adjusted performance measures in the attached supplementary schedule, Non-GAAP Measures.

Forward-Looking Statements
This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk, uncertainties and assumptions. Implicit in these statements, particularly in respect of long-term growth opportunities, is the Company’s assumption that such growth opportunities are less affected by the current situation in the North American and global economies. The Company cautions that its assumptions may not materialize and that the current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. The Company cautions that its results could differ materially from those expressed or implied in such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the effects of adverse general economic and business conditions, including the current deep recession in the North American economy and the possibility of a global economic contraction in 2009, industry competition, inflation, currency fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor disruptions, environmental claims, investigations or proceedings, other types of claims and litigation, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risks.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
Director, Communications, Media	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

Item 2
CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
(In millions, except per share data)

	Three months ended
	March 31

	2009	2008
	(Unaudited)
Revenues	$1,859	$1,927

Operating expenses
Labor and fringe benefits	454	461
Purchased services and material	291	285
Fuel	182	310
Depreciation and amortization	203	175
Equipment rents	82	64
Casualty and other	166	109
Total operating expenses	1,378	1,404

Operating income	481	523

Interest expense	(112)	(86)
Other income (loss) (Note 3)	161	(6)
Income before income taxes	530	431

Income tax expense	(106)	(120)
Net income	$424	$311

Earnings per share (Note 9)
Basic	$0.91	$0.64
Diluted	$0.90	$0.64

Weighted-average number of shares
Basic	468.3	482.8
Diluted	472.3	488.6
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)
(In millions)

	March 31	December 31	March 31
	2009	2008	2008
	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$349	$413	$334
Accounts receivable (Note 4)	940	913	621
Material and supplies	273	200	212
Deferred income taxes	77	98	67
Other	138	132	111
	1,777	1,756	1,345

Properties	23,947	23,203	20,754
Intangible and other assets	1,787	1,761	2,065

Total assets	$27,511	$26,720	$24,164

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and other	$1,280	$1,386	$1,333
Current portion of long-term debt (Note 4)	527	506	269
	1,807	1,892	1,602

Deferred income taxes	5,594	5,511	5,021
Other liabilities and deferred credits	1,371	1,353	1,404
Long-term debt (Note 4)	7,836	7,405	6,064

Shareholders' equity:
Common shares	4,188	4,179	4,241
Accumulated other comprehensive income (loss)	(126)	(155)	9
Retained earnings	6,841	6,535	5,823
	10,903	10,559	10,073

Total liabilities and shareholders' equity	$27,511	$26,720	$24,164
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)
(In millions)

	Three months ended
	March 31
	2009	2008
	(Unaudited)
Common shares (1)
Balance, beginning of period	$4,179	$4,283
Stock options exercised and other	9	23
Share repurchase programs (Note 4)	-	(65)
Balance, end of period	$4,188	$4,241

Accumulated other comprehensive income (loss)
Balance, beginning of period	$(155)	$(31)
Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	251	187
Translation of U.S. dollar-denominated long-term debt
designated as a hedge of the net investment in U.S. subsidiaries	(258)	(182)
Pension and other postretirement benefit plans:
Amortization of net actuarial gain included in net
periodic benefit cost	-	(1)
Amortization of prior service cost included in net
periodic benefit cost	1	6
Other comprehensive income (loss) before income taxes	(6)	10
Income tax recovery	35	30
Other comprehensive income	29	40
Balance, end of period	$(126)	$9

Retained earnings
Balance, beginning of period	$6,535	$5,925
Net income	424	311
Share repurchase programs	-	(302)
Dividends	(118)	(111)
Balance, end of period	$6,841	$5,823
See accompanying notes to unaudited consolidated financial statements.

(1)
During the three months ended March 31, 2009, the Company issued 0.2 million common shares as a result of stock options exercised. At March 31, 2009, the Company had 468.4 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)
(In millions)

	Three months ended
	March 31
	2009	2008
	(Unaudited)
Operating activities
Net income	$424	$311
Adjustments to reconcile net income to net cash
provided from operating activities:
Depreciation and amortization	203	175
Deferred income taxes	10	25
Gain on disposal of property (Note 3)	(157)	-
Other changes in:
Accounts receivable	1	(235)
Material and supplies	(53)	(48)
Accounts payable and other	(132)	(59)
Other current assets	36	29
Other	(14)	(33)
Cash provided from operating activities	318	165

Investing activities
Property additions	(187)	(177)
Acquisitions, net of cash acquired (Note 3)	(373)	-
Disposal of property (Note 3)	110	-
Other, net	4	11
Cash used by investing activities	(446)	(166)

Financing activities
Issuance of long-term debt	1,440	1,055
Reduction of long-term debt	(1,272)	(580)
Issuance of common shares due to exercise of stock options and
related excess tax benefits realized	2	18
Repurchase of common shares	-	(367)
Dividends paid	(118)	(111)
Cash provided from financing activities	52	15
Effect of foreign exchange fluctuations on U.S. dollar-
denominated cash and cash equivalents	12	10
Net increase (decrease) in cash and cash equivalents	(64)	24
Cash and cash equivalents, beginning of period	413	310
Cash and cash equivalents, end of period	$349	$334

Supplemental cash flow information
Net cash receipts from customers and other	$1,904	$1,748
Net cash payments for:
Employee services, suppliers and other expenses	(1,362)	(1,339)
Interest	(106)	(100)
Workforce reductions	(4)	(6)
Personal injury and other claims	(30)	(26)
Pensions	-	(22)
Income taxes	(84)	(90)
Cash provided from operating activities	$318	$165
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 - Basis of presentation

In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at March 31, 2009, December 31, 2008, and March 31, 2008, and its results of operations, changes in shareholders’ equity and cash flows for the three months ended March 31, 2009 and 2008.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2008 Annual Consolidated Financial Statements, except as disclosed in Note 2 – Accounting change. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis (MD&A) and Annual Consolidated Financial Statements and Notes thereto.

Note 2 – Accounting change

On January 1, 2009, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 141 (R), “Business Combinations,” which became effective for acquisitions with an acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  Until December 31, 2008, the Company was subject to the requirements of SFAS No. 141, “Business Combinations,” which required that acquisition-related costs be included as part of the purchase cost of an acquired business. As such, the Company had reported acquisition-related costs in Other current assets pending the closing of its acquisition of the Elgin, Joliet and Eastern Railway Company (EJ&E), which had been subject to an extensive U.S. Surface Transportation Board (STB) approval process. On January 31, 2009, the Company completed its acquisition of the EJ&E and accounted for the acquisition under SFAS No. 141 (R).  The acquisition-related costs incurred to acquire the EJ&E of approximately $46 million, including costs to obtain regulatory approval, were expensed and reported in Casualty and other in the Consolidated Statement of Income for the three months ended March 31, 2009 pursuant to SFAS No. 141 (R) requirements. This change in accounting policy had the effect of decreasing net income by $28 million ($0.06 per basic or diluted earnings per share) and Other current assets by $46 million. This change had no effect on the Consolidated Statement of Cash Flows. Disclosures prescribed by SFAS No. 141 (R) are presented in Note 3 – Acquisition and disposal of property.

Note 3 - Acquisition and disposal of property

Acquisition of Elgin, Joliet and Eastern Railway Company
On January 31, 2009, the Company acquired the principal rail lines of the EJ&E for a total cash consideration of U.S.$300 million (Cdn$373 million), paid with cash on hand. The EJ&E is a short-line railway previously owned by U.S. Steel Corporation (U.S. Steel) that operates over 198 miles of track and serves steel mills, petrochemical customers, utility plants and distribution centers in Illinois and Indiana, as well as connects with all the major railroads entering Chicago. Under the terms of the acquisition agreement, the Company acquired substantially all of the railroad operations of EJ&E, except those that support the Gary Works site in northwest Indiana and the steelmaking operations of U.S. Steel.  The acquisition is expected to drive new efficiencies and operating improvements on CN’s network as a result of streamlined rail operations and reduced congestion in the Chicago area.
The Company and EJ&E had entered into the acquisition agreement on September 25, 2007, and the Company had filed an application for authorization of the transaction with the STB on October 30, 2007. Following an extensive regulatory approval process, which included an Environmental Impact Statement (EIS) that resulted in conditions imposed to mitigate municipalities’ concerns regarding increased rail activity expected along the EJ&E line, the STB approved the transaction on December 24, 2008. Over the next few years, the Company has committed to spend approximately U.S.$100 million for railroad infrastructure improvements and over U.S.$60 million under a series of agreements with individual communities, a comprehensive voluntary mitigation program that addresses municipalities’ concerns, and additional STB-imposed conditions that the Company has accepted with one

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

exception.  The Company has filed an appeal challenging the STB's condition requiring the installation of grade separations at two locations along the EJ&E at Company funding levels significantly beyond prior STB practice. Although the STB granted the Company’s application to acquire control of the EJ&E on December 24, 2008, challenges have since been made by certain communities as to the sufficiency of the STB’s EIS which, if successful, could result in reconsideration of the STB’s decision or further consideration of the environmental impact of the transaction. The Company strongly disputes the merit of these challenges, and has intervened in support of the STB’s defense against them. The final outcome of such challenges cannot be predicted with certainty, and therefore, there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.
     The Company has accounted for the acquisition using the purchase method of accounting pursuant to SFAS No. 141 (R), “Business Combinations,” which the Company adopted on January 1, 2009. As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of EJ&E as of January 31, 2009, the date of acquisition. The costs incurred to acquire the EJ&E of approximately $46 million were expensed and reported in Casualty and other in the Consolidated Statement of Income for the three months ended March 31, 2009 (see Note 2 - Accounting change).
     The following table summarizes the consideration paid for EJ&E and the estimated fair value of the assets acquired and liabilities assumed that were recognized at the acquisition date. The Company has not finalized its valuation of such assets and liabilities. As such, the fair value is subject to change, although no material change is anticipated.

At January 31, 2009
(In U.S. millions)

Consideration
Cash	$300
Fair value of total consideration transferred	$300

Recognized amounts of identifiable assets acquired and liabilities assumed
Current assets	$6
Other long-term assets	4
Property, plant and equipment	304
Current liabilities	(4)
Other long-term liabilities	(10)
Total identifiable net assets	$300

The amount of revenues and net income of EJ&E included in the Company’s Consolidated Statement of Income from the acquisition date to March 31, 2009, were $14 million and $3 million, respectively. The Company has not provided supplemental pro forma information relating to the pre-acquisition period as it was not considered material to the results of operations of the Company.

Disposal of Weston subdivision
In March 2009, the Company entered into an agreement with GO Transit to sell the property known as the Weston subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for cash proceeds of $110 million before transaction costs, with a balance on sale of about $50 million to be placed in escrow on the Company’s behalf and released in accordance with the terms of the agreement but no later than December 31, 2009. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at the current level of operating activity. The transaction resulted in a gain on disposition of $157 million ($135 million after-tax), including amounts related to the real estate as well as the retention of trackage and other rights. The Company accounted for the transaction in Other income (loss) under the full accrual method of accounting for real estate transactions.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 4 - Financing activities

Shelf prospectus and registration statement
In February 2009, the Company issued U.S.$550 million (Cdn$684 million) of 5.55% Notes due 2019.  The debt offering was made under the Company’s currently effective shelf prospectus and registration statement, filed by the Company in December 2007.  Accordingly, the amount registered for offering under the shelf prospectus and registration statement has been reduced to U.S.$1.3 billion. The Company used the net proceeds of U.S.$540 million (Cdn$672 million) from the offering to repay a portion of its outstanding commercial paper and to reduce a portion of its accounts receivable securitization program.

Revolving credit facility
As at March 31, 2009, the Company had letters of credit drawn on its U.S.$1 billion revolving credit facility, expiring in October 2011, of $193 million ($181 million as at December 31, 2008).  The Company also had total borrowings under its commercial paper program of $166 million, of which $155 million was denominated in Canadian dollars and $11 million was denominated in U.S. dollars (U.S.$9 million).  The weighted-average interest rate on these borrowings was 1.24%.  As at December 31, 2008, total borrowings under the Company’s commercial paper program were $626 million, of which $256 million was denominated in Canadian dollars and $370 million was denominated in U.S. dollars (U.S.$303 million).  The weighted-average interest rate on these borrowings was 2.42%.

Accounts receivable securitization
The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest for maximum cash proceeds of $600 million in a revolving pool of freight receivables to an unrelated trust. Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the required reserve as stipulated in the agreement. The required reserve represents an amount set aside to allow for possible credit losses and is recognized by the Company as retained interest and recorded in Other current assets in its Consolidated Balance Sheet. The eligible freight receivables as defined in the agreement may not include delinquent or defaulted receivables, or receivables that do not meet certain obligor-specific criteria, including concentrations in excess of prescribed limits with any one customer.
During the first quarter of 2009, proceeds from collections reinvested in the securitization program were approximately $132 million and purchases of previously transferred accounts receivable were approximately $4 million.  At March 31, 2009, the servicing asset and liability were not significant.  Subject to customary indemnifications, the trust’s recourse is generally limited to the receivables.
As at March 31, 2009, the Company had sold receivables that resulted in proceeds of $2 million under this program ($71 million at December 31, 2008), and recorded retained interest of approximately 10% of this amount in Other current assets (retained interest of approximately 10% recorded as at December 31, 2008).  The fair value of the retained interest approximated carrying value as a result of the short collection cycle and negligible credit losses.

Share repurchase program
During the first quarter of 2009, the Company did not repurchase any common shares under its current 25.0 million share repurchase program.
The Company has repurchased a total of 6.1 million common shares since July 2008, the inception of the program, for $331 million, at a weighted-average price of $54.42 per share.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 5 - Stock plans

The Company has various stock-based incentive plans for eligible employees.  A description of the plans is provided in Note 11 – Stock plans, to the Company’s 2008 Annual Consolidated Financial Statements. For the three months ended March 31, 2009 and 2008, the Company recorded total compensation expense for awards under all plans of $15 million and $28 million, respectively. The total tax benefit recognized in income in relation to stock-based compensation expense for the three months ended March 31, 2009 and 2008 was $4 million and $7 million, respectively.

Cash settled awards
Following approval by the Board of Directors in January 2009, the Company granted 0.8 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price.  The RSUs granted by the Company are generally scheduled for payout in cash after three years (“plan period”) and vest conditionally upon the attainment of a target relating to return on invested capital over the plan period. Payout is conditional upon the attainment of a minimum share price calculated using the average of the last three months of the plan period.  As at March 31, 2009, 0.2 million RSUs remained authorized for future issuance under this plan.

The following table provides the 2009 activity for all cash settled awards:

	RSUs			Voluntary Incentive Deferral Plan (VIDP)
In millions	Nonvested	Vested		Nonvested	Vested
Outstanding at December 31, 2008	1.3	0.9	(1)	0.1	1.8
Granted	0.8	-		-	-
Transferred into plan	-	-		-	0.1
Payout	-	(0.9)		-	(0.1)
Outstanding at March 31, 2009	2.1	-		0.1	1.8
(1) Includes 0.1 million of 2004 time-vested RSUs.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated		RSUs (1)				Vision (1)	VIDP (2)	Total
							2003
Year of grant	2009	2008	2007	2006	2004	2005	onwards

Stock-based compensation expense (recovery)
recognized over requisite service period
Three months ended March 31, 2009	$9	$1	$-	$(2)	N/A	N/A	$-	$8
Three months ended March 31, 2008	N/A	$7	$2	$4	$1	$3	$6	$23

Liability outstanding
March 31, 2009	$9	$9	$9	$-	$-	N/A	$88	$115
December 31, 2008	N/A	$8	$9	$53	$3	$-	$88	$161

Fair value per unit
March 31, 2009 ($)	$25.44	$21.20	$16.61	N/A	N/A	N/A	$45.20	N/A

Fair value of awards vested during period
Three months ended March 31, 2009	$-	$-	$-	N/A	N/A	N/A	$1	$1
Three months ended March 31, 2008	N/A	$-	$-	$-	$-	$-	$1	$1

Nonvested awards at March 31, 2009
Unrecognized compensation cost	$10	$4	$2	N/A	N/A	N/A	$3	$19
Remaining recognition period (years)	2.75	1.75	0.75	N/A	N/A	N/A	3.75	N/A

Assumptions (3)
Stock price ($)	$45.20	$45.20	$45.20	N/A	N/A	N/A	$45.20	N/A
Expected stock price volatility (4)	29%	32%	37%	N/A	N/A	N/A	N/A	N/A
Expected term (years) (5)	2.75	1.75	0.75	N/A	N/A	N/A	N/A	N/A
Risk-free interest rate (6)	1.28%	0.95%	0.53%	N/A	N/A	N/A	N/A	N/A
Dividend rate ($) (7)	$1.01	$1.01	$1.01	N/A	N/A	N/A	N/A	N/A

(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein.

(2)	Compensation cost is based on intrinsic value.

(3)	Assumptions used to determine fair value are at March 31, 2009.

(4)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.

(5)	Represents the remaining period of time that awards are expected to be outstanding.

(6)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(7)	Based on the annualized dividend rate.

Stock option awards
Following approval by the Board of Directors in January 2009, the Company granted 1.2 million conventional stock options to designated senior management employees. The stock option plan allows eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of grant.  The options are exercisable during a period not exceeding 10 years.  The right to exercise options generally accrues over a period of four years of continuous employment.  Options are not generally exercisable during the first 12 months after the date of grant.  At March 31, 2009, 12.3 million common shares remained authorized for future issuances under this plan.  The total number of options outstanding at March 31, 2009, including conventional, performance and performance-accelerated options, was 10.9 million, 0.1 million and 3.2 million, respectively.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides the activity of stock option awards in 2009.  The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the amount that would have been received by option holders had they exercised their options on March 31, 2009 at the Company’s closing stock price of $45.20.

	Options outstanding
		Weighted-
	Number	average	Weighted-average	Aggregate
	of options	exercise price	years to expiration	intrinsic value
	In millions			In millions
Outstanding at December 31, 2008(1)	13.2	$29.05
Granted	1.2	$41.92
Exercised	(0.2)	$16.45
Outstanding at March 31, 2009 (1)	14.2	$30.67	4.6	$233
Exercisable at March 31, 2009 (1)	11.6	$26.51	3.7	$230

(1)		Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2009	2008	2007	2006	2005	Total

Stock-based compensation expense
recognized over requisite service period (1)
Three months ended March 31, 2009	$5	$-	$1	$1	$-	$7
Three months ended March 31, 2008	N/A	$3	$1	$-	$1	$5

Fair value per unit
At grant date ($)	$12.51	$12.44	$13.36	$13.80	$9.19	N/A

Fair value of awards vested during period
Three months ended March 31, 2009	$-	$3	$3	$3	$3	$12
Three months ended March 31, 2008	N/A	$-	$3	$3	$3	$9

Nonvested awards at March 31, 2009
Unrecognized compensation cost	$9	$4	$2	$1	$-	$16
Remaining recognition period (years)	3.8	2.8	1.8	0.8	-	N/A

Assumptions
Grant price ($)	$41.92	$48.51	$52.79	$51.51	$36.33	N/A
Expected stock price volatility (2)	39%	27%	24%	25%	25%	N/A
Expected term (years) (3)	5.3	5.3	5.2	5.2	5.2	N/A
Risk-free interest rate (4)	1.95%	3.58%	4.12%	4.04%	3.50%	N/A
Dividend rate ($) (5)	$1.01	$0.92	$0.84	$0.65	$0.50	N/A

(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.

(2)
Based on the average of the historical volatility of the Company's stock over a period commensurate with the expected term of the award and the implied volatility from traded options on the Company's stock.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(5) Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 6 - Pensions and other postretirement benefits

For the three months ended March 31, 2009 and 2008, the components of net periodic benefit cost (income) for pensions and other postretirement benefits were as follows:

(a) Components of net periodic benefit income for pensions

	Three months ended
	March 31
In millions	2009	2008
Service cost	$22	$35
Interest cost	222	200
Expected return on plan assets	(252)	(251)
Amortization of prior service cost	-	5
Recognized net actuarial loss	1	-
Net periodic benefit income	$(7)	$(11)

(b) Components of net periodic benefit cost for other postretirement benefits

	Three months ended
	March 31
In millions	2009	2008
Service cost	$1	$1
Interest cost	4	4
Curtailment gain	(3)	(2)
Amortization of prior service cost	1	1
Recognized net actuarial gain	(1)	(1)
Net periodic benefit cost	$2	$3

In 2009, the Company expects to make total contributions of approximately $130 million for all its defined benefit plans.

Note 7 – Income taxes

In the first quarter of 2009, the Company recorded a deferred income tax recovery of $15 million in the Consolidated Statement of Income resulting from the enactment of lower provincial corporate income tax rates.

In the first quarter of 2008, the Company recorded a deferred income tax recovery of $11 million in the Consolidated Statement of Income that resulted from net capital losses arising from the reorganization of a subsidiary.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 8 - Major commitments and contingencies

A. Commitments
As at March 31, 2009, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $917 million ($1,006 million at December 31, 2008).  The Company also has agreements with fuel suppliers to purchase approximately 85% of the estimated remaining 2009 volume, 50% of its anticipated 2010 volume, and 18% of its anticipated 2011 volume, at market prices prevailing on the date of the purchase.

B. Contingencies
The Company becomes involved, from time to time, in various legal actions, including actions brought on behalf of various purported classes of claimants and claims relating to personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by derailments or other accidents.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs.  For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

United States
Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry.  With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost.  A comprehensive actuarial study is conducted on an annual basis, in the fourth quarter, by an independent actuarial firm for occupational disease claims and non-occupational disease claims.  On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

As at March 31, 2009, the Company had aggregate reserves for personal injury and other claims of $461 million, of which $121 million was recorded as a current liability ($454 million, of which $118 million was recorded as a current liability at December 31, 2008).  Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at March 31, 2009, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

C. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination.  A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Known existing environmental concerns
The Company has identified approximately 340 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws.  CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct.  The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability.  As a result, a liability is initially recorded when environmental assessments occur and/or remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.  Adjustments to initial estimates are recorded as additional information becomes available.
The Company’s provision for specific environmental sites is undiscounted, is recorded net of potential and actual insurance recoveries, and includes costs for remediation and restoration of sites, as well as significant monitoring costs.  Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates.
As at March 31, 2009, the Company had aggregate accruals for environmental costs of $125 million, of which $32 million was recorded as a current liability ($125 million, of which $30 million was recorded as a current liability as at December 31, 2008). Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years, based on known information, newly discovered facts, changes in law, the possibility of spills and releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environment liabilities that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors including:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial condition or liquidity. Costs related to any unknown existing or future contamination remediation will be accrued in the period in which they become probable and reasonably estimable.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

D. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement.  These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified.  In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

(i) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2009 and 2020, for the benefit of the lessor.  If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall.  At March 31, 2009, the maximum exposure in respect of these guarantees was $245 million.  There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations.  As at March 31, 2009, the maximum potential liability under these guarantees was $466 million, of which $409 million was for workers’ compensation and other employee benefits and $57 million was for equipment under leases and other. During 2009, the Company has granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.
As at March 31, 2009, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees.  The majority of the guarantee instruments mature at various dates between 2009 and 2012.

(iii) General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others.  Indemnifications are found in various types of contracts with third parties which include, but are not limited to:
(a)	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;
(b)	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;
(c)	contracts for the sale of assets and securitization of accounts receivable;
(d)	contracts for the acquisition of services;
(e)	financing agreements;
(f)	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g)	transfer agent and registrar agreements in respect of the Company’s securities;
(h)
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

(i)	pension transfer agreements;
(j)	master agreements with financial institutions governing derivative transactions; and
(k)
settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

      To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate.  Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material.  However, such exposure cannot be determined with certainty.
The Company has entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty.  As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded.  There are no recourse provisions to recover any amounts from third parties.

Note 9 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

	Three months ended
	March 31
In millions, except per share data	2009	2008

Net income	$424	$311

Weighted-average shares outstanding	468.3	482.8
Effect of stock options	4.0	5.8
Weighted-average diluted shares outstanding	472.3	488.6

Basic earnings per share	$0.91	$0.64
Diluted earnings per share	$0.90	$0.64

The weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, was 1.1 million for the three months ended March 31, 2009, and 0.2 million for the corresponding period in 2008.

Note 10 – Comparative figures

Certain figures, previously reported in 2008, have been reclassified to conform with the basis of presentation adopted in 2009.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (1) (U.S. GAAP)

	Three months ended
	March 31
	2009	2008
	(Unaudited)
Statistical operating data

Rail freight revenues ($ millions)	1,696	1,760
Gross ton miles (GTM) (millions)	73,557	84,327
Revenue ton miles (RTM) (millions)	38,691	44,959
Carloads (thousands)	954	1,132
Route miles (includes Canada and the U.S.)	21,104	20,421
Employees (end of period)	22,083	22,703
Employees (average for the period)	22,260	22,636

Productivity

Operating ratio (%)	74.1	72.9
Rail freight revenue per RTM (cents)	4.38	3.91
Rail freight revenue per carload ($)	1,778	1,555
Operating expenses per GTM (cents)	1.87	1.66
Labor and fringe benefits expense per GTM (cents)	0.62	0.55
GTMs per average number of employees (thousands)	3,304	3,725
Diesel fuel consumed (U.S. gallons in millions)	85	99
Average fuel price ($/U.S. gallon)	1.98	3.02
GTMs per U.S. gallon of fuel consumed	865	852

Safety indicators

Injury frequency rate per 200,000 person hours (2)	1.29	2.11
Accident rate per million train miles (2)	2.13	2.66

Financial ratio

Debt to total capitalization ratio (% at end of period)	43.4	38.6
(1) Includes data relating to companies acquired as of the date of acquisition.
(2) Based on Federal Railroad Administration (FRA) reporting criteria.

Certain statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended March 31
			Variance
	2009	2008	Fav (Unfav)
	(Unaudited)
Revenues (millions of dollars)
Petroleum and chemicals	340	319	7%
Metals and minerals	198	205	(3%)
Forest products	302	330	(8%)
Coal	103	99	4%
Grain and fertilizers	357	340	5%
Intermodal	319	351	(9%)
Automotive	77	116	(34%)
Total rail freight revenue	1,696	1,760	(4%)
Other revenues	163	167	(2%)
Total revenues	1,859	1,927	(4%)

Revenue ton miles (millions)
Petroleum and chemicals	7,527	8,426	(11%)
Metals and minerals	3,252	4,091	(21%)
Forest products	6,614	8,458	(22%)
Coal	2,841	3,392	(16%)
Grain and fertilizers	10,558	11,829	(11%)
Intermodal	7,476	8,089	(8%)
Automotive	423	674	(37%)
	38,691	44,959	(14%)
Rail freight revenue / RTM (cents)
Total rail freight revenue per RTM	4.38	3.91	12%
Commodity groups:
Petroleum and chemicals	4.52	3.79	19%
Metals and minerals	6.09	5.01	22%
Forest products	4.57	3.90	17%
Coal	3.63	2.92	24%
Grain and fertilizers	3.38	2.87	18%
Intermodal	4.27	4.34	(2%)
Automotive	18.20	17.21	6%

Carloads (thousands)
Petroleum and chemicals	128	145	(12%)
Metals and minerals	180	238	(24%)
Forest products	100	127	(21%)
Coal	90	87	3%
Grain and fertilizers	132	151	(13%)
Intermodal	292	327	(11%)
Automotive	32	57	(44%)
	954	1,132	(16%)
Rail freight revenue / carload (dollars)
Total rail freight revenue per carload	1,778	1,555	14%
Commodity groups:
Petroleum and chemicals	2,656	2,200	21%
Metals and minerals	1,100	861	28%
Forest products	3,020	2,598	16%
Coal	1,144	1,138	1%
Grain and fertilizers	2,705	2,252	20%
Intermodal	1,092	1,073	2%
Automotive	2,406	2,035	18%

Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Adjusted performance measures

During the three months ended March 31, 2009, the Company reported adjusted net income of $302 million, or $0.64 per diluted share. The adjusted figures exclude the EJ&E acquisition-related costs of $46 million or $28 million after-tax ($0.06 per diluted share), the gain on sale of the Weston subdivision of $157 million or $135 million after-tax ($0.29 per diluted share) and a deferred income tax recovery of $15 million ($0.03 per diluted share) resulting from the enactment of lower provincial corporate income tax rates. During the three months ended March 31, 2008, the Company reported adjusted net income of $300 million, or $0.62 per diluted share. The adjusted figures exclude a deferred income tax recovery of $11 million ($0.02 per diluted share) that resulted from net capital losses arising from the reorganization of a subsidiary.
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2009 unaudited Interim Consolidated Financial Statements and Notes thereto. The following tables provide a reconciliation of net income and earnings per share, as reported for the three months ended March 31, 2009 and 2008, to the adjusted performance measures presented herein.

	Three months ended			Three months ended
	March 31, 2009			March 31, 2008

In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$1,859	$-	$1,859	$1,927	$-	$1,927
Operating expenses	1,378	(46)	1,332	1,404	-	1,404
Operating income	481	46	527	523	-	523
Interest expense	(112)	-	(112)	(86)	-	(86)
Other income (loss)	161	(157)	4	(6)	-	(6)
Income before income taxes	530	(111)	419	431	-	431
Income tax expense	(106)	(11)	(117)	(120)	(11)	(131)
Net income	$424	$(122)	$302	$311	$(11)	$300
Operating ratio	74.1%		71.7%	72.9%		72.9%

Basic earnings per share	$0.91	$(0.26)	$0.65	$0.64	$(0.02)	$0.62
Diluted earnings per share	$0.90	$(0.26)	$0.64	$0.64	$(0.02)	$0.62

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Free cash flow

The Company generated $207 million of free cash flow for the quarter ended March 31, 2009 compared to $61 million for the same period in 2008. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, adjusted for changes in the accounts receivable securitization program and in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities, adjusted for the impact of major acquisitions, and the payment of dividends, calculated as follows:

	Three months ended
	March 31
In millions	2009	2008

Cash provided from operating activities	$318	$165
Cash used by investing activities	(446)	(166)
Cash used before financing activities	(128)	(1)

Adjustments:
Change in accounts receivable securitization	68	163
Dividends paid	(118)	(111)
Acquisition of EJ&E	373	-
Effect of foreign exchange fluctuations on U.S. dollar-denominated
cash and cash equivalents	12	10
Free cash flow	$207	$61

Item 3

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Management’s discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company.” Canadian National Railway Company’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial condition and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2009 unaudited Interim Consolidated Financial Statements and Notes thereto as well as the 2008 Annual MD&A.

Business profile

CN is engaged in the rail and related transportation business. CN’s network of approximately 21,100 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s extensive network, and its co-production arrangements, routing protocols, marketing alliances, and interline agreements, provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations.
CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. In 2008, no individual commodity group accounted for more than 19% of revenues. From a geographic standpoint, 19% of revenues came from United States (U.S.) domestic traffic, 31% from transborder traffic, 24% from Canadian domestic traffic and 26% from overseas traffic. The Company is the originating carrier for approximately 85% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization

The Company manages its rail operations in Canada and the United States as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network. The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the corporate strategy and operating plan established by corporate management.
See Note 15 – Segmented information, to the Company’s 2008 Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

Strategy overview

CN’s focus is on running a safe and efficient railroad. While remaining at the forefront of the rail industry, CN’s goal is to be internationally regarded as one of the best-performing transportation companies.
CN’s commitment is to create value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers. By striving for sustainable financial performance through profitable growth, solid free cash flow and a high return on investment, CN seeks to deliver increased shareholder value.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

CN has a unique business model, which is anchored on five key principles: providing quality service, controlling costs, focusing on asset utilization, committing to safety, and developing people. “Precision railroading” is at the core of CN’s business model. It is a highly disciplined process whereby CN handles individual rail shipments according to a specific trip plan and manages all aspects of railroad operations to meet customer commitments efficiently and profitably. Precision railroading demands discipline to execute the trip plan, the relentless measurement of results, and the use of such results to generate further execution improvements. Precision railroading increases velocity, improves reliability, lowers costs, enhances asset utilization and, ultimately, helps the Company to grow the top line. It has been a key contributor to CN’s earnings growth and improved return.

Although several industries, including transportation, have been impacted by the current economic conditions, the basic driver of the business remains intact – demand for reliable, efficient, and cost effective transportation. The Company’s focus during these volatile times is to continue to pursue its long-term business plan, maintain a high level of service to customers, operate safely and efficiently, and meet short- and long-term financial commitments.
With the North American economy in a deep recession and a global economy which could contract during 2009, most of the Company’s commodity groups have been significantly impacted, including forest products, automotive, petroleum and chemicals, metals and minerals and intermodal. The Company is making necessary changes to its operations to reflect the reduced volumes and has imposed certain cost-reducing measures.
To meet its long-term business plan objectives, the Company continues to focus on top-line growth by maintaining its pricing strategy and focusing on opportunities that extend beyond the business cycle, such as market share gains versus truck, commodities related to oil and gas development in western Canada, the Prince Rupert Intermodal Terminal, opportunities in the bulk sector, such as Illinois basin coal, and the expansion of non-rail services.
To operate efficiently and safely while maintaining a high level of customer service, the Company will continue to leverage its unique North American franchise consisting of its rail network, unique network of ports and efficient international trade gateways and non-rail service offerings; and superior business model. The Company plans to continue to invest in capital programs to maintain a safe railway, expand its non-rail service offerings, and pursue strategic initiatives to expand its franchise. The Company continuously seeks productivity initiatives to reduce costs and leverage its assets. Opportunities to improve productivity extend across all functions in the organization. Train productivity is being improved through the use of locomotives equipped with “distributed power,” which allows the Company to run longer, heavier trains, including in cold weather conditions, while improving train handling, reducing train separations and ensuring the overall safety of operations. This initiative, combined with CN’s investments in longer sidings, can offer train-mile savings, allow for long-train operations and, reduce wear on rail and wheels. Yard throughput is being improved through SmartYard, an innovative use of real-time traffic information to sequence cars effectively and get them out on the line more quickly in the face of constantly changing conditions. In Engineering, the Company is continuously working to increase the productivity of its field forces, through better use of traffic information and the optimization of work scheduling, and as a result, better management of its engineering forces on the track. The Company also intends to maintain a solid focus on reducing accidents and related costs, as well as costs for legal claims and health care.
CN’s capital programs support the Company’s commitment to the five key principles and its ability to grow the business profitably. In 2009, CN plans to invest approximately $1.5 billion on capital programs, of which close to $1 billion is targeted towards track infrastructure to continue to operate a safe railway and to improve the productivity and fluidity of the network, and includes the replacement of rail, ties, and other track materials and bridge improvements, as well as rail-line improvements for its recently acquired Elgin, Joliet and Eastern Railway Company (EJ&E) property. This amount also includes funds for strategic initiatives, such as siding extensions to accommodate container traffic from the Prince Rupert Intermodal Terminal and additional enhancements to the track infrastructure in western Canada. CN’s equipment spending, targeted to reach approximately $200 million in 2009, is intended to improve the quality of the fleet to meet customer requirements. CN also expects to spend approximately $300 million on facilities to grow the business, including transloads and distribution centers; on information technology to improve service and operating efficiency; and on other projects to increase productivity.
The Company also invests in various strategic initiatives to expand the scope of its business. A key initiative is the recent acquisition of the EJ&E lines, which will drive new efficiencies and operating improvements on CN's network as a result of streamlined rail operations and reduced congestion. Other initiatives include the acquisition of short-lines in Quebec and Alberta; the development of CN WorldWide International, the Company’s international freight-forwarding subsidiary; and the formation of CN WorldWide North America, to manage and expand the scope and scale of the Company’s existing non-rail capabilities such as warehousing and distribution, customs services, truck brokerage and supply chain visibility tools across North America.
To meet short- and long-term financial commitments, the Company pursues a solid financial policy framework with the goal of maintaining a strong balance sheet, by monitoring its adjusted debt-to-total capitalization and adjusted debt-to-adjusted earnings

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

 before interest, income taxes, depreciation and amortization (EBITDA) ratios, and preserving a strong credit rating to be able to maintain access to public financing. The Company’s principal source of liquidity is cash generated from operations, which is supplemented by its commercial paper program and its accounts receivable securitization program, to meet short-term liquidity needs. The Company’s primary uses of funds are for working capital requirements, including income tax installments as they become due and pension contributions, contractual obligations, capital expenditures relating to track infrastructure and other, acquisitions, dividend payouts, and the repurchase of shares through the share buyback program. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to continue to operate a safe railway and strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders.

The Company’s commitment to safety is reflected in the wide range of initiatives that CN is pursuing and in the size of its capital programs. Comprehensive plans are in place to address safety, security, employee well-being and environmental management. CN's Integrated Safety Plan is the framework for putting safety at the center of its day-to-day operations. This proactive plan, which is fully supported by senior management, is designed to minimize risk and drive continuous improvement in the reduction of injuries and accidents, and engages employees at all levels of the organization.
Environmental protection is also an integral part of CN’s day-to-day activities. A combination of key resource people, training, policies, monitoring and environmental assessments helps to ensure that the Company’s operations comply with CN’s Environmental Policy, a copy of which is available on CN’s website.
CN’s ability to develop the best railroaders in the industry has been a key contributor to the Company’s success. CN recognizes that without the right people – no matter how good a service plan or business model a company may have – it will not be able to fully execute. The Company is focused on recruiting the right people, developing employees with the right skills, motivating them to do the right thing, and training them to be the future leaders of the Company.

The forward-looking statements provided in the above section and in other parts of this MD&A are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. See the sections of the MD&A entitled Forward-looking statements and Business risks for assumptions and risk factors affecting such forward-looking statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Financial and statistical highlights

	Three months ended March 31
$ in millions, except per share data, or unless otherwise indicated	2009	2008
	(Unaudited)
Financial results
Revenues	$1,859	$1,927
Operating income (a)	$481	$523
Net income (a) (b)	$424	$311

Operating ratio (a)	74.1%	72.9%

Basic earnings per share (a) (b)	$0.91	$0.64
Diluted earnings per share (a) (b)	$0.90	$0.64

Dividend declared per share	$0.2525	$0.2300

Financial position
Total assets	$27,511	$24,164
Total long-term financial liabilities	$14,801	$12,489
Statistical operating data and productivity measures (c)
Employees (average for the period)	22,260	22,636
Gross ton miles (GTM) per average number of employees (thousands)	3,304	3,725
GTMs per U.S. gallon of fuel consumed	865	852

(a)	The three months ended March 31, 2009 figures include $46 million or $28 million after-tax ($0.06 per basic or diluted share) for EJ&E acquisition-related costs.

(b)
The three months ended March 31, 2009 figures include a deferred income tax recovery resulting from the enactment of lower provincial corporate income tax rates of $15 million ($0.03 per basic or diluted share) and a gain on sale of the Company's Weston subdivision of $157 million or $135 million after-tax ($0.29 per basic or diluted share). The three months ended March 31, 2008 figures include a deferred income tax recovery resulting from net capital losses arising from the reorganization of a subsidiary of $11 million ($0.02 per basic or diluted share).

(c)	Based on estimated data available at such time and subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Financial results

First quarter 2009 compared to first quarter 2008

First quarter 2009 net income was $424 million, an increase of $113 million, when compared to the same period in 2008, with diluted earnings per share rising 41% to $0.90. The Company’s results of operations, particularly in 2009, were affected by significant weakness across markets due to prevailing economic conditions, while 2008 was also marked by severe weather conditions. Included in the first-quarter 2009 figures was the gain on sale of the Weston subdivision of $135 million after-tax ($0.29 per basic or diluted share), $28 million after-tax ($0.06 per basic or diluted share) for EJ&E acquisition-related costs and a deferred income tax recovery of $15 million ($0.03 per basic or diluted share) that resulted from the enactment of lower provincial corporate income tax rates. Included in the first-quarter 2008 figures was a deferred income tax recovery of $11 million ($0.02 per basic or diluted share), resulting from net capital losses arising from the reorganization of a subsidiary.
Foreign exchange fluctuations have also had an impact on the comparability of the results of operations. The fluctuation of the Canadian dollar relative to the U.S. dollar, which affects the conversion of the Company’s U.S. dollar-denominated revenues and expenses, has resulted in an increase of approximately $30 million ($0.06 per basic or diluted share) to net income in the first quarter of 2009.
Revenues for the three months ended March 31, 2009 decreased by $68 million, or 4%, to $1,859 million, mainly due to significantly lower volumes in almost all markets as a result of current economic conditions in the North American and global economies; and a lower fuel surcharge due to year-over-year decreases in applicable fuel prices and lower volumes. These factors were partly offset by the positive translation impact of the weaker Canadian dollar on U.S. dollar-denominated revenues, freight rate increases and a positive change in traffic mix.
For the three months ended March 31, 2009, operating expenses decreased by $26 million, or 2%, to $1,378 million, mainly due to lower fuel costs and labor and fringe benefits expense that were partly offset by the negative translation impact of the weaker Canadian dollar on U.S. dollar-denominated expenses, and higher casualty and other expense mainly due to EJ&E acquisition-related costs.
The operating ratio, defined as operating expenses as a percentage of revenues, was 74.1% in 2009, compared to 72.9% in 2008, a 1.2-point increase.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Revenues

	Three months ended March 31
In millions, unless otherwise indicated	2009	2008	% Change
	(Unaudited)
Rail freight revenues	$1,696	$1,760	(4%)
Other revenues	163	167	(2%)
Total revenues	$1,859	$1,927	(4%)
Rail freight revenues:
Petroleum and chemicals	$340	$319	7%
Metals and minerals	198	205	(3%)
Forest products	302	330	(8%)
Coal	103	99	4%
Grain and fertilizers	357	340	5%
Intermodal	319	351	(9%)
Automotive	77	116	(34%)
Total rail freight revenues	$1,696	$1,760	(4%)
Revenue ton miles (RTM) (millions)	38,691	44,959	(14%)
Rail freight revenue/RTM (cents)	4.38	3.91	12%

Revenues for the quarter ended March 31, 2009 totaled $1,859 million compared to $1,927 million in the same period in 2008. The decrease of $68 million was mainly due to significantly lower volumes in almost all markets as a result of current economic conditions in the North American and global economies; and a lower fuel surcharge in the range of $150 million due to year-over-year decreases in applicable fuel prices and lower volumes. These factors were partly offset by the positive translation impact of the weaker Canadian dollar on U.S. dollar-denominated revenues representing a benefit of approximately $195 million, freight rate increases and a positive change in traffic mix.
In the first quarter of 2009, revenue ton miles (RTM), measuring the relative weight and distance of rail freight transported by the Company, decreased 14% relative to 2008. Rail freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 12% when compared to 2008, mainly due to the positive translation impact of the weaker Canadian dollar and freight rate increases that were partly offset by the impact of a lower fuel surcharge.

Petroleum and chemicals

	Three months ended March 31
	2009	2008	% Change
Revenues (millions)	$340	$319	7%
RTMs (millions)	7,527	8,426	(11%)
Revenue/RTM (cents)	4.52	3.79	19%

Petroleum and chemicals comprises a wide range of commodities, including chemicals, sulfur, plastics, petroleum products and liquefied petroleum gas (LPG) products. The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy. Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in northern Alberta, which is a major center for natural gas feedstock and world scale petrochemicals and plastics; and in eastern Canadian regional plants. These shipments are destined for customers in Canada, the United States and overseas. For the quarter ended March 31, 2009, revenues for this commodity group increased by $21 million, or 7%, when compared to the same period in 2008. The increase was mainly due to the positive translation impact of the weaker Canadian dollar, freight rate increases, and strong condensate

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

shipments into western Canada. These factors were partly offset by the impact of a lower fuel surcharge, reduced industrial chemical and sodium product volumes due to weakness in industrial production, and decreased shipments of molten sulfur. Revenue per revenue ton mile increased by 19% in the first quarter of 2009, mainly due to the positive translation impact of the weaker Canadian dollar and freight rate increases that were partly offset by the impact of a lower fuel surcharge.

Metals and minerals

	Three months ended March 31
	2009	2008	% Change
Revenues (millions)	$198	$205	(3%)
RTMs (millions)	3,252	4,091	(21%)
Revenue/RTM (cents)	6.09	5.01	22%

The metals and minerals commodity group consists primarily of nonferrous base metals, concentrates, iron ore, steel, construction materials, machinery and dimensional (large) loads. The Company provides unique rail access to aluminum, mining, steel and iron ore producing regions, which are among the most important in North America. This access, coupled with the Company’s transload and port facilities, has made CN a leader in the transportation of copper, lead, zinc, concentrates, iron ore, refined metals and aluminum. Mining, oil and gas development and non-residential construction are the key drivers for metals and minerals. For the quarter ended March 31, 2009, revenues for this commodity group decreased by $7 million, or 3%, when compared to the same period in 2008. The decrease was mainly due to significant weakness in the steel industry, which reduced shipments of steel products and iron ore; and the impact of a lower fuel surcharge. These factors were mostly offset by the positive translation impact of the weaker Canadian dollar and freight rate increases. Revenue per revenue ton mile increased by 22% in the first quarter of 2009, mainly due to the positive translation impact of the weaker Canadian dollar and freight rate increases that were partly offset by the impact of a lower fuel surcharge.

Forest products

	Three months ended March 31
	2009	2008	% Change
Revenues (millions)	$302	$330	(8%)
RTMs (millions)	6,614	8,458	(22%)
Revenue/RTM (cents)	4.57	3.90	17%

The forest products commodity group includes various types of lumber, panels, paper, wood pulp and other fibers such as logs, recycled paper and wood chips. The Company has superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline connections to other Class I railroads. The key drivers for the various commodities are: for newsprint, advertising lineage, non-print media and overall economic conditions, primarily in the United States; for fibers (mainly wood pulp), the consumption of paper in North American and offshore markets; and for lumber and panels, housing starts and renovation activities in the United States. For the quarter ended March 31, 2009, revenues for this commodity group decreased by $28 million, or 8%, when compared to the same period in 2008. The decrease was mainly due to lower volumes as a result of weak demand that resulted in various mill closures and production curtailments; and the impact of a lower fuel surcharge. These factors were partly offset by the positive translation impact of the weaker Canadian dollar and freight rate increases. Revenue per revenue ton mile increased by 17% in the first quarter of 2009, mainly due to the positive translation impact of the weaker Canadian dollar and freight rate increases that were partly offset by the impact of a lower fuel surcharge.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Coal

	Three months ended March 31
	2009	2008	% Change
Revenues (millions)	$103	$99	4%
RTMs (millions)	2,841	3,392	(16%)
Revenue/RTM (cents)	3.63	2.92	24%

The coal commodity group consists primarily of thermal grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada; while in the United States, thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States. The coal business also includes the transport of Canadian metallurgical coal, which is largely exported via terminals on the west coast of Canada to steel producers. For the quarter ended March 31, 2009, revenues for this commodity group increased by $4 million, or 4%, when compared to the same period in 2008. The increase was mainly due to the positive translation impact of the weaker Canadian dollar, increased shipments of U.S. coal related to both the acquisition of the EJ&E and a new mine operation; and freight rate increases. These factors were partly offset by the impact of reduced demand and production issues experienced by Canadian mines, and the impact of a lower fuel surcharge. Revenue per revenue ton mile increased by 24% in the first quarter of 2009, mainly due to the positive translation impact of the weaker Canadian dollar, freight rate increases and a decrease in the average length of haul that were partly offset by the impact of a lower fuel surcharge.

Grain and fertilizers

	Three months ended March 31
	2009	2008	% Change
Revenues (millions)	$357	$340	5%
RTMs (millions)	10,558	11,829	(11%)
Revenue/RTM (cents)	3.38	2.87	18%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary segments: food grains (mainly wheat, oats and malting barley), feed grains (including feed barley, feed wheat, and corn), and oilseeds and oilseed products (primarily canola seed, oil and meal, and soybeans). Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. Certain of these rail movements are subject to government regulation and to a revenue cap, which effectively establishes a maximum revenue entitlement that railways can earn. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S. For the quarter ended March 31, 2009, revenues for this commodity group increased by $17 million, or 5%, when compared to the same period in 2008. The increase was mainly due to the translation impact of the weaker Canadian dollar, increased volumes of Canadian wheat exports to both the west and east coasts, freight rate increases, and increased export volumes of canola and peas. These factors were partly offset by lower potash shipments due to weak demand, the impact of a lower fuel surcharge, reduced U.S. soybean and soybean meal shipments due to weak processor demand, and reduced Canadian barley for export. Revenue per revenue ton mile increased by 18% in the first quarter of 2009, mainly due to the positive translation impact of the weaker Canadian dollar and freight rate increases that were partly offset by the impact of a lower fuel surcharge.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Intermodal

	Three months ended March 31
	2009	2008	% Change
Revenues (millions)	$319	$351	(9%)
RTMs (millions)	7,476	8,089	(8%)
Revenue/RTM (cents)	4.27	4.34	(2%)

The intermodal commodity group is comprised of two segments: domestic and international. The domestic segment transports consumer products and manufactured goods, operating through both retail and wholesale channels, within domestic Canada, domestic U.S., Mexico and transborder, while the international segment handles import and export container traffic, directly serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions. For the quarter ended March 31, 2009, revenues for this commodity group decreased by $32 million, or 9%, when compared to the same period in 2008. The decrease was mainly due to the impact of a lower fuel surcharge, lower volumes through the ports of Vancouver and Halifax due to lower trade volumes, and reduced domestic wholesale traffic. These factors were partly offset by the positive translation impact of the weaker Canadian dollar, higher volumes through the Port of Prince Rupert, freight rate increases, and higher domestic retail volumes which include the benefit of market share gains. Revenue per revenue ton mile decreased by 2% in the first quarter of 2009, mainly due to the impact of a lower fuel surcharge that was partly offset by the positive translation impact of the weaker Canadian dollar and freight rate increases.

Automotive

	Three months ended March 31
	2009	2008	% Change
Revenues (millions)	$77	$116	(34%)
RTMs (millions)	423	674	(37%)
Revenue/RTM (cents)	18.20	17.21	6%

The automotive commodity group moves both finished vehicles and parts throughout North America, providing rail access to all vehicle assembly plants in Canada and certain assembly plants in Michigan and in Mississippi. The Company also serves vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario. CN’s broad coverage enables it to consolidate full trainloads of automotive traffic for delivery to connecting railroads at key interchange points. The Company serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. For the quarter ended March 31, 2009, revenues for this commodity group decreased by $39 million, or 34%, when compared to the same period in 2008. The decrease was mainly due to significantly lower volumes of domestic and imported finished vehicles and parts resulting from lower North American sales, and the impact of a lower fuel surcharge. These factors were partly offset by the positive translation impact of the weaker Canadian dollar, the 2008 temporary curtailment in the operations of a CN-served customer as a result of labor issues, and freight rate increases. Revenue per revenue ton mile increased by 6% in the first quarter of 2009, mainly due to the positive translation impact of the weaker Canadian dollar and freight rate increases that were partly offset by an increase in the average length of haul and the impact of a lower fuel surcharge.

Other revenues
Other revenues include revenues from non-rail transportation services, interswitching, and maritime operations. For the quarter ended March 31, 2009, other revenues decreased by $4 million, or 2%, when compared to the same period in 2008, mainly due to a decrease in non-rail transportation services attributable to CN WorldWide activities and lower commuter revenues.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Operating expenses

In the first quarter of 2009, operating expenses amounted to $1,378 million compared to $1,404 million in the same quarter of 2008. The decrease of $26 million, or 2%, in the first quarter of 2009 was mainly due to lower fuel costs and labor and fringe benefits expense. Partly offsetting these factors were the translation impact of the weaker Canadian dollar on U.S. dollar-denominated expenses of approximately $135 million and higher casualty and other expense mainly due to EJ&E acquisition-related costs.

	Three months ended March 31
			% Change	Percentage of revenues
In millions	2009	2008		2009	2008
	(Unaudited)
Labor and fringe benefits	$454	$461	2%	24.4%	23.9%
Purchased services and material	291	285	(2%)	15.7%	14.8%
Fuel	182	310	41%	9.8%	16.1%
Depreciation and amortization	203	175	(16%)	10.9%	9.1%
Equipment rents	82	64	(28%)	4.4%	3.3%
Casualty and other	166	109	(52%)	8.9%	5.7%
Total operating expenses	$1,378	$1,404	2%	74.1%	72.9%

Labor and fringe benefits: Labor and fringe benefits expense includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, and pensions and other postretirement benefits. Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in relation to the attainment of such targets. Labor and fringe benefits expense decreased by $7 million, or 2%, in the first quarter of 2009 as compared to the same period in 2008. The decrease was mainly due to the impact of reduced freight volumes; and lower stock-based compensation expense due to the fluctuation in the stock price. Partly offsetting these factors were the translation impact of the weaker Canadian dollar.

Purchased services and material: Purchased services and material expense primarily includes the costs of services purchased from outside contractors, materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees, utility costs and the net costs of operating facilities jointly used by the Company and other railroads. These expenses increased by $6 million, or 2%, in the first quarter of 2009 as compared to the same period in 2008. The increase was mainly due to the translation impact of the weaker Canadian dollar, increased purchases of wheels and lower sales of scrap metal. Partly offsetting these factors were lower third-party non-rail transportation services and lower consulting services and repairs and maintenance expenses.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles. These expenses decreased by $128 million, or 41%, in the first quarter of 2009 as compared to the same period in 2008. The decrease was primarily due to a lower average price per U.S. gallon of fuel and the impact of reduced freight volumes, which were partly offset by the translation impact of the weaker Canadian dollar.

Depreciation and amortization: Depreciation and amortization expense relates to the Company’s rail operations. These expenses increased by $28 million, or 16%, in the first quarter of 2009 as compared to the same period in 2008. The increase was mainly due to the translation impact of the weaker Canadian dollar and the impact of net capital additions.

Equipment rents: Equipment rents expense includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses increased by $18 million, or 28%, in the first quarter of 2009 as compared to the same period in 2008.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

The increase was primarily due to the translation impact of the weaker Canadian dollar and lower car hire income due to fewer shipments offline, partly offset by reduced car hire expense from fewer foreign cars online as well as an increase in car velocity.

Casualty and other: Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes, as well as travel expenses. These expenses increased by $57 million, or 52%, in the first quarter of 2009 as compared to the same period in 2008. The increase was mainly due to EJ&E acquisition-related costs of $46 million, the translation impact of the weaker Canadian dollar, and higher settlements for legal claims.

Other

Interest expense: Interest expense increased by $26 million, or 30%, for the quarter ended March 31, 2009 when compared to the same period in 2008, mainly due to the impact of the weaker Canadian dollar on U.S. dollar-denominated interest expense and a higher average debt balance.

Other income (loss): In the first quarter of 2009, the Company recorded Other income of $161 million compared to a loss of $6 million for the same period in 2008. The increase of $167 million was mainly due to the gain on sale of the Weston subdivision of $157 million, and foreign exchange gains in 2009 as compared to losses in 2008.

Income tax expense: The Company recorded income tax expense of $106 million for the quarter ended March 31, 2009 compared to $120 million in the same period in 2008. Included in the first quarters of 2009 and 2008 were deferred income tax recoveries of $15 million, resulting from the enactment of lower provincial corporate income tax rates and $11 million, resulting from net capital losses arising from the reorganization of a subsidiary, respectively. The effective tax rate for the three months ended March 31, 2009 was 20.0% compared to 27.8% in the same period in 2008. Excluding the deferred income tax recoveries, the effective tax rates for the three months ended March 31, 2009 and 2008 were 22.8% and 30.4%, respectively. The decrease was mainly due to the capital gains inclusion rate applied to the gain on sale of the Weston subdivision and the impact of a higher proportion of the Company’s pretax income earned in lower-taxed jurisdictions.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Summary of quarterly financial data – unaudited

In millions, except per share data
	2009	2008				2007
	Quarter	Quarters				Quarters
	First	Fourth	Third	Second	First	Fourth	Third	Second
Revenues	$1,859	$2,200	$2,257	$2,098	$1,927	$1,941	$2,023	$2,027
Operating income	$481	$820	$844	$707	$523	$736	$768	$811
Net income	$424	$573	$552	$459	$311	$833	$485	$516

Basic earnings per share	$0.91	$1.22	$1.17	$0.96	$0.64	$1.70	$0.97	$1.02
Diluted earnings per share	$0.90	$1.21	$1.16	$0.95	$0.64	$1.68	$0.96	$1.01

Dividend declared per share	$0.2525	$0.2300	$0.2300	$0.2300	$0.2300	$0.2100	$0.2100	$0.2100

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the Business risks section of this MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives. The continued fluctuations in the Canadian dollar relative to the U.S. dollar have also affected the conversion of the Company’s U.S. dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.
The Company’s quarterly results included items that impacted the quarter-over-quarter comparability of the results of operations as discussed below:
In millions, except per share data
	2009	2008				2007
	Quarter	Quarters				Quarters
	First	Fourth	Third	Second	First	Fourth	Third	Second
Deferred income tax recoveries (a)	$15	$42	$41	$23	$11	$284	$14	$30
Gain on sale of Weston subdivision (after-tax) (b)	135	-	-	-	-	-	-	-
EJ&E acquisition-related costs (after-tax)(c)	(28)	-	-	-	-	-	-	-
Gain on sale of CSC (after-tax) (d)	-	-	-	-	-	64	-	-
Gain on sale of investment in EWS (after-tax) (e)	-	-	-	-	-	41	-	-
Impact on net income	$122	$42	$41	$23	$11	$389	$14	$30

Basic earnings per share	$0.26	$0.09	$0.09	$0.05	$0.02	$0.79	$0.03	$0.06
Diluted earnings per share	$0.26	$0.09	$0.09	$0.05	$0.02	$0.78	$0.03	$0.06

(a)
Deferred income tax recoveries resulted mainly from the enactment of corporate income tax rate changes in Canada and the resolution of various income tax matters and adjustments related to tax filings of prior years.

(b)	The Company sold its Weston subdivision for proceeds of $160 million. A gain on disposition of $157 million ($135 million after-tax) was recognized in Other income (loss).

(c)	The Company incurred costs related to the acquisition of the EJ&E of $46 million ($28 million after-tax), which were recorded in Casualty and other expense.

(d)
The Company sold its Central Station Complex (CSC) in Montreal for proceeds of $355 million before transaction costs.  A gain of $92 million ($64 million after-tax) was recognized in Other income (loss).

(e)
The Company sold its 32% ownership interest in English Welsh and Scottish Railway (EWS) for cash proceeds of $114 million, resulting in a gain on disposition of the investment of $61 million ($41 million after-tax), which was recorded in Other income (loss).

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations and is supplemented by borrowings in the money market and the capital market. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.
To meet its short-term liquidity needs, the Company has a commercial paper program, which is backstopped by a portion of its U.S.$1 billion revolving credit facility, and an accounts receivable securitization program. Beginning in the latter part of the third quarter of 2008, unprecedented conditions in the financial markets led to unsettled conditions in the commercial paper and short-term lending markets. During these disruptions, the Company briefly lost access to the commercial paper market, and used its accounts receivable securitization program in lieu of new commercial paper borrowings to cover its short-term liquidity needs. Since then, the credit markets appear to have stabilized and the Company has been able to issue commercial paper when needed. If the Company were to lose access to its commercial paper program and its accounts receivable securitization program for an extended period, the Company intends to rely on its U.S.$1 billion revolving credit facility for its short-term liquidity needs.
The Company’s access to long-term funds in the debt capital markets depends on its credit rating and market conditions. While the global financial crisis has led to debt capital markets that are marked by continued volatility, the Company believes that it continues to have access to the long-term debt capital markets. During the first quarter of 2009, the Company successfully priced a debt offering at reasonable terms. However, if the Company were unable to borrow funds at acceptable rates in the debt capital markets, the Company could borrow under its revolving credit facility, raise cash by disposing of surplus properties or otherwise monetizing assets, reduce discretionary spending or take a combination of these measures to assure that it has adequate funding for its business.

Operating activities: Cash provided from operating activities for the three months ended March 31, 2009 was $318 million compared to $165 million for the same period in 2008. Net cash receipts from customers and other were $1,904 million for the three months ended March 31, 2009, an increase of $156 million when compared to the same period in 2008, mainly due to a decrease in the collections reinvested in the Company's accounts receivable securitization program and higher customer collections that were partly offset by a decrease in revenues. Payments for employee services, suppliers and other expenses were $1,362 million for the three months ended March 31, 2009, an increase of $23 million when compared to the same period in 2008. Payments for income taxes in the first quarter of 2009 were $84 million, a decrease of $6 million when compared to the same period in 2008. Also consuming cash in the first quarter of 2009 were payments for interest, workforce reductions and personal injury and other claims totaling $140 million, compared to $132 million for the same period in 2008. Pension contributions are made throughout the year but are generally lower in the first quarter due to the timing of payments. In the first quarters of 2009 and 2008, pension contributions were nil and $22 million, respectively; the 2008 payment related entirely to the 2007 funding year. In 2009, pension contributions are expected to be approximately $130 million (See the Business risks section of this MD&A) and income tax payments are expected to be in the same range as in 2008.
At March 31, 2009 and December 31, 2008, the Company had working capital deficits of $30 million and $136 million, respectively. A working capital deficit is common in the rail industry because it is capital-intensive, and does not indicate a lack of liquidity. The Company maintains adequate resources to meet daily cash requirements, and has sufficient financial capacity including the commercial paper program, the accounts receivable securitization program and the revolving credit facility to manage its day-to-day cash requirements and current obligations. There are currently no specific requirements relating to working capital other than in the normal course of business.

Investing activities: Cash used by investing activities in the three months ended March 31, 2009 amounted to $446 million compared to $166 million for the same period in 2008. The Company’s investing activities in the three months ended March 31, 2009 included property additions of $187 million, an increase of $10 million when compared to the same period in 2008, and $373 million for the EJ&E acquisition. Investing activities in the first quarter of 2009 also included the cash proceeds of $110 million from the disposition of the Company’s Weston subdivision. See the Acquisition and disposal of property section of this MD&A.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

The following table details property additions for the first quarters of March 31, 2009 and 2008:

	Three months ended March 31
In millions	2009	2008
Track and roadway	$113	$134
Rolling stock	29	53
Buildings	11	4
Information technology	23	17
Other	11	13
Gross property additions	187	221
Less: capital leases (a)	-	44
Property additions	$187	$177

(a)	During the first quarters of 2009 and 2008, the Company recorded nil and $44 million, respectively, of assets acquired through equipment leases, for which an equivalent amount was recorded in debt.

On an ongoing basis, the Company invests in capital programs for the renewal of the basic plant, the acquisition of rolling stock and other investments to take advantage of growth opportunities and to improve the Company’s productivity and the fluidity of its network. For 2009, the Company expects to invest approximately $1.5 billion for its capital programs, of which approximately $1 billion is targeted towards track infrastructure to continue to operate a safe railway and to improve the productivity and fluidity of the network.

Free cash flow

The Company generated $207 million of free cash flow for the quarter ended March 31, 2009 compared to $61 million for the same period in 2008. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, adjusted for changes in the accounts receivable securitization program and in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities, adjusted for the impact of major acquisitions, and the payment of dividends, calculated as follows:

	Three months ended
	March 31
In millions	2009	2008

Cash provided from operating activities	$318	$165
Cash used by investing activities	(446)	(166)
Cash used before financing activities	(128)	(1)

Adjustments:
Change in accounts receivable securitization	68	163
Dividends paid	(118)	(111)
Acquisition of EJ&E	373	-
Effect of foreign exchange fluctuations on U.S. dollar-denominated
cash and cash equivalents	12	10
Free cash flow	$207	$61

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Financing activities: Cash provided from financing activities totaled $52 million for the quarter ended March 31, 2009 compared to $15 million for the same period in 2008. In February 2009, the Company issued U.S.$550 million (Cdn$684 million) of 5.55% Notes due in 2019. The Company used the net proceeds of U.S.$540 million (Cdn$672 million) to repay a portion of its outstanding commercial paper and reduce a portion of its accounts receivable securitization program. In 2009 and 2008, issuances and repayments of long-term debt related principally to the Company’s commercial paper program.
Cash received from stock options exercised during the quarters ended March 31, 2009 and 2008 was $2 million and $12 million, respectively, and the related tax benefit realized upon exercise was nil and $6 million, respectively.
In the first quarter of 2009, under its current 25.0 million share repurchase program, the Company did not repurchase any common shares. In the first quarter of 2008, the Company repurchased 7.3 million common shares for $367 million (weighted-average price of $50.26 per share) under its previous share repurchase program.
During the first quarter of 2009, the Company paid quarterly dividends of $0.2525 per share amounting to $118 million, compared to $111 million, at the rate of $0.2300 per share, for the same period in 2008.

Credit measures
Management believes that the adjusted debt-to-total capitalization ratio is a useful credit measure that aims to show the true leverage of the Company. Similarly, adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income (loss) in the calculation of EBITDA. However, since these measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

Adjusted debt-to-total capitalization ratio
March 31,		2009	2008
Debt-to-total capitalization ratio (a)		43.4%	38.6%
Add: Present value of operating lease commitments plus securitization financing (b)		2.1%	4.0%
Adjusted debt-to-total capitalization ratio		45.5%	42.6%

Adjusted debt-to-adjusted EBITDA
$ in millions, unless otherwise indicated	Twelve months ended March 31,	2009	2008
Debt		$8,363	$6,333
Add: Present value of operating lease commitments plus securitization financing (b)		735	1,135
Adjusted debt		9,098	7,468

Operating income		2,852	2,838
Add: Depreciation and amortization		753	681
EBITDA		3,605	3,519
Add: Deemed interest on operating leases		40	41
Adjusted EBITDA		$3,645	$3,560
Adjusted debt-to-adjusted EBITDA		2.5 times	2.1 times

(a)	Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt divided by the sum of total debt plus total shareholders’ equity.
(b)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

The Company has access to various financing arrangements:

Revolving credit facility
The Company has a U.S.$1 billion revolving credit facility, expiring in October 2011. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at March 31, 2009, the Company had no outstanding borrowings under its revolving credit facility (nil as at December 31, 2008) and had letters of credit drawn of $193 million ($181 million as at December 31, 2008).

Commercial paper
The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowings through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. As at March 31, 2009, the Company had total borrowings of $166 million, of which $155 million was denominated in Canadian dollars and $11 million was denominated in U.S. dollars (U.S.$9 million). The weighted-average interest rate on these borrowings was 1.24%. As at December 31, 2008, the Company had total borrowings of $626 million, of which $256 million was denominated in Canadian dollars and $370 million was denominated in U.S. dollars (U.S.$303 million). The weighted-average interest rate on these borrowings was 2.42%.

Shelf prospectus and registration statement
At March 31, 2009, the Company has U.S.$1.3 billion registered for offering under its currently effective shelf prospectus and registration statement, expiring in January 2010, providing for the issuance of debt securities in one or more offerings.

All forward-looking information provided in this section is subject to risks and uncertainties and is based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the sections of this MD&A entitled Forward-looking statements and Business risks for a discussion of assumptions and risk factors affecting such forward-looking statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Contractual obligations

In the normal course of business, the Company incurs contractual obligations.  The following table sets forth the Company’s contractual obligations for the following items as at March 31, 2009:
In millions	Total	2009	2010	2011	2012	2013	2014 & thereafter
Long-term debt obligations (a)	$7,038	$379	$-	$669	$-	$503	$5,487
Interest on long-term debt obligations	7,155	301	399	398	365	354	5,338
Capital lease obligations (b)	1,825	152	161	204	99	150	1,059
Operating lease obligations (c)	892	129	146	123	95	71	328
Purchase obligations (d)	917	348	267	89	63	59	91
Other long-term liabilities reflected on
the balance sheet (e)	823	73	67	54	48	44	537
Total obligations	$18,650	$1,382	$1,040	$1,537	$670	$1,181	$12,840

(a)
Presented net of unamortized discounts, of which $835 million relates to non-interest bearing Notes due in 2094, and excludes capital lease obligations of $1,325 million which are included in “Capital lease obligations.”

(b)	Includes $1,325 million of minimum lease payments and $500 million of imputed interest at rates ranging from 2.1% to 7.9%.

(c)
Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more.  The Company also has operating lease agreements for its automotive fleet with minimum one-year non-cancelable terms for which its practice is to renew monthly thereafter.  The estimated annual rental payments for such leases are approximately $35 million and generally extend over five years.

(d)
Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts and licenses. See the Acquisition and disposal of property section of this MD&A for commitments related to the EJ&E acquisition.

(e)
Includes expected payments for workers’ compensation, workforce reductions, postretirement benefits other than pensions and environmental liabilities that have been classified as contractual settlement agreements.

For 2009 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.
See the sections of this MD&A entitled Forward-looking statements and Business risks section of this MD&A for a discussion of assumptions and risk factors affecting such forward-looking statement.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Acquisition and disposal of property

Acquisition of Elgin, Joliet and Eastern Railway Company
On January 31, 2009, the Company acquired the principal rail lines of the EJ&E for a total cash consideration of U.S.$300 million (Cdn$373 million), paid with cash on hand. The EJ&E is a short-line railway previously owned by U.S. Steel Corporation (U.S. Steel) that operates over 198 miles of track and serves steel mills, petrochemical customers, utility plants and distribution centers in Illinois and Indiana, as well as connects with all the major railroads entering Chicago. Under the terms of the acquisition agreement, the Company acquired substantially all of the railroad operations of EJ&E, except those that support the Gary Works site in northwest Indiana and the steelmaking operations of U.S. Steel.  The acquisition is expected to drive new efficiencies and operating improvements on CN’s network as a result of streamlined rail operations and reduced congestion in the Chicago area.
The Company and EJ&E had entered into the acquisition agreement on September 25, 2007, and the Company had filed an application for authorization of the transaction with the U.S. Surface Transportation Board (STB) on October 30, 2007. Following an extensive regulatory approval process, which included an Environmental Impact Statement (EIS) that resulted in conditions imposed to mitigate municipalities’ concerns regarding increased rail activity expected along the EJ&E line, the STB approved the transaction on December 24, 2008. Over the next few years, the Company has committed to spend approximately U.S.$100 million for railroad infrastructure improvements and over U.S.$60 million under a series of agreements with individual communities, a comprehensive voluntary mitigation program that addresses municipalities’ concerns, and additional STB-imposed conditions that the Company has accepted with one exception.  The Company has filed an appeal challenging the STB's condition requiring the installation of grade separations at two locations along the EJ&E at Company funding levels significantly beyond prior STB practice. Although the STB granted the Company’s application to acquire control of the EJ&E on December 24, 2008, challenges have since been made by certain communities as to the sufficiency of the STB’s EIS which, if successful, could result in reconsideration of the STB’s decision or further consideration of the environmental impact of the transaction. The Company strongly disputes the merit of these challenges, and has intervened in support of the STB’s defense against them. The final outcome of such challenges cannot be predicted with certainty, and therefore, there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.
The Company has accounted for the acquisition using the purchase method of accounting pursuant to Statement of Financial Accounting Standards (SFAS) No. 141(R), “Business Combinations,” which the Company adopted on January 1, 2009. As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of EJ&E as of January 31, 2009, the date of acquisition. The costs incurred to acquire the EJ&E of approximately $46 million were expensed and reported in Casualty and other in the Consolidated Statement of Income for the three months ended March 31, 2009 (see Note 2 - Accounting change to the Company’s unaudited Interim Consolidated Financial Statements).

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

The following table summarizes the consideration paid for EJ&E and the estimated fair value of the assets acquired and liabilities assumed that were recognized at the acquisition date. The Company has not finalized its valuation of such assets and liabilities. As such, the fair value is subject to change, although no material change is anticipated.

At January 31, 2009
(In U.S. millions)

Consideration
Cash	$300
Fair value of total consideration transferred	$300

Recognized amounts of identifiable assets acquired and liabilities assumed
Current assets	$6
Other long-term assets	4
Property, plant and equipment	304
Current liabilities	(4)
Other long-term liabilities	(10)
Total identifiable net assets	$300

The amount of revenues and net income of EJ&E included in the Company’s Consolidated Statement of Income from the acquisition date to March 31, 2009, were $14 million and $3 million, respectively. The Company has not provided supplemental pro forma information relating to the pre-acquisition period as it was not considered material to the results of operations of the Company.

Disposal of Weston subdivision
In March 2009, the Company entered into an agreement with GO Transit to sell the property known as the Weston subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for cash proceeds of $110 million before transaction costs, with a balance on sale of about $50 million to be placed in escrow on the Company’s behalf and released in accordance with the terms of the agreement but no later than December 31, 2009. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at the current level of operating activity. The transaction resulted in a gain on disposition of $157 million ($135 million after-tax), including amounts related to the real estate as well as the retention of trackage and other rights. The Company accounted for the transaction in Other income (loss) under the full accrual method of accounting for real estate transactions.

Off balance sheet arrangements

Accounts receivable securitization program
The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest for maximum cash proceeds of $600 million in a revolving pool of freight receivables to an unrelated trust. Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the required reserve as stipulated in the agreement. The required reserve represents an amount set aside to allow for possible credit losses and is recognized by the Company as a retained interest and recorded in Other current assets in its Consolidated Balance Sheet. The eligible freight receivables as defined in the agreement may not include delinquent or defaulted receivables, or receivables that do not meet certain obligor-specific criteria, including concentrations in excess of prescribed limits with any one customer.
The Company has retained the responsibility for servicing, administering and collecting the receivables sold and receives no fee for such ongoing servicing responsibilities. The average servicing period is approximately one month. During the first quarter of 2009, proceeds from collections reinvested in the securitization program were approximately $132 million and purchases of previously transferred accounts receivable were approximately $4 million. At March 31, 2009, the servicing asset and liability were not significant. Subject to customary indemnifications, the trust’s recourse is generally limited to the receivables.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

The Company accounted for the accounts receivable securitization program as a sale, because control over the transferred accounts receivable was relinquished.  Due to the relatively short collection period and the high quality of the receivables sold, the fair value of the undivided interest transferred to the trust approximated the book value thereof. As such, no gain or loss was recorded.
The Company is subject to customary requirements that include reporting requirements as well as compliance to specified ratios, for which failure to comply with could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors its requirements and is currently not aware of any trends, events or conditions that could cause such termination.
At March 31, 2009, the Company had sold receivables that resulted in proceeds of $2 million under the accounts receivable securitization program ($71 million at December 31, 2008), and recorded the retained interest of approximately 10% of this amount (retained interest of approximately 10% recorded at December 31, 2008). The fair value of the retained interest approximated carrying value as a result of the short collection cycle and negligible credit losses.

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement.  These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.
The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 8 – Major commitments and contingencies, to the Company’s unaudited Interim Consolidated Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Stock plans

The Company has various stock-based incentive plans for eligible employees.  A description of the plans is provided in Note 11 – Stock plans, to the Company’s 2008 Annual Consolidated Financial Statements. For the three months ended March 31, 2009 and 2008, the Company recorded total compensation expense for awards under all plans of $15 million and $28 million, respectively. The total tax benefit recognized in income in relation to stock-based compensation expense for the three months ended March 31, 2009 and 2008 was $4 million and $7 million, respectively.
Additional disclosures are provided in Note 5 – Stock plans, to the Company’s unaudited Interim Consolidated Financial Statements.

Financial instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. At March 31, 2009, the Company did not have any derivative financial instruments outstanding.  At March 31, 2009, Accumulated other comprehensive income (loss) included an unamortized gain of $11 million, $8 million after-tax ($11 million, $8 million after-tax at December 31, 2008) relating to treasury lock transactions settled in 2004.
Additional disclosures are provided in Note 18 – Financial instruments to the Company’s 2008 Annual Consolidated Financial Statements.

Income taxes

Rate enactments and other
In the first quarter of 2009, the Company recorded a deferred income tax recovery of $15 million in the Consolidated Statement of Income resulting from the enactment of lower provincial corporate income tax rates.

In the first quarter of 2008, the Company recorded a deferred income tax recovery of $11 million in the Consolidated Statement of Income that resulted from net capital losses arising from the reorganization of a subsidiary.

Future rate enactments
The New Brunswick government has proposed a graduated reduction to the provincial corporate income tax rate as part of its Provincial Budget. As a result, the Company’s net deferred income tax liability will be reduced by approximately $11 million when enacted into law.

The Ontario government has proposed a graduated reduction to the provincial corporate income tax rate as part of its Provincial Budget. As a result, the Company’s net deferred income tax liability will be reduced by approximately $90 million when enacted into law.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Common stock

Share repurchase program
During the first quarter of 2009, the Company did not repurchase any common shares under its current 25.0 million share repurchase program.
The Company has repurchased a total of 6.1 million common shares since July 2008, the inception of the program, for $331 million, at a weighted-average price of $54.42 per share.

Outstanding share data
As at April 20, 2009, the Company had 468.4 million common shares and 14.1 million stock options outstanding.

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental claims, depreciation, pensions and other postretirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and, as such, are considered to be critical. The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the past three years ended December 31, 2008, as well as the effect of changes to these estimates, can be found on pages 48 to 53 of the Company’s 2008 Annual Report.
As at March 31, 2009 and December 31 and March 31, 2008, the Company had the following amounts outstanding relating to its critical accounting estimates:

	March 31	December 31	March 31
In millions	2009	2008	2008
	(Unaudited)		(Unaudited)
Pension asset	$1,540	$1,522	$1,811
Pension liability	250	237	193
Other postretirement benefits liability	265	260	269
Provision for personal injury and other claims	461	454	458
Provision for environmental costs	125	125	109
Net deferred income tax provision	5,517	5,413	4,954
Properties	23,947	23,203	20,754

Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s related disclosures.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Forward-looking statements

Certain information included in this MD&A may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, forward-looking statements involve risks, uncertainties and assumptions and implicit in these statements, particularly in respect of long-term growth opportunities, is the Company’s assumption that such growth opportunities are less affected by the current situation in the North American and global economies. The assumptions used by the Company to prepare its forward-looking statements, although considered reasonable by the Company at the time of preparation, may not materialize. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Such factors include the effects of the current deep recession in the North American economy and the possibility of a global contraction in 2009, the specific risks set forth below, as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company’s results of operations, financial position, or liquidity. While some exposures may be reduced by the Company’s risk mitigation strategies, many risks are driven by external factors beyond the Company’s control or are of a nature which cannot be eliminated. The following is a discussion of key areas of business risks and uncertainties.

Competition
The Company faces significant competition from rail carriers and other modes of transportation, and is also affected by its customers’ flexibility to select among various origins and destinations, including ports, in getting their products to market.  Specifically, the Company faces competition from Canadian Pacific Railway Company (CP), which operates the other major rail system in Canada and services most of the same industrial areas, commodity resources and population centers as the Company; major U.S. railroads and other Canadian and U.S. railroads; long-distance trucking companies, and transportation via the St. Lawrence-Great Lakes Seaway and the Mississippi River. Competition is generally based on the quality and the reliability of the service provided, access to markets, as well as price.  Factors affecting the competitive position of customers, including exchange rates and energy cost, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins. Factors affecting the general market conditions for our customers, including the current situation in the North American and global economies, can result in an over-supply of transportation capacity relative to demand.  An extended period of supply/demand imbalance could negatively impact market rate levels for all transportation services, and more specifically the Company’s ability to maintain or increase rates.  This, in turn, could materially and adversely affect the Company’s business, results of operations or financial position.
The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, compete effectively with the Company in numerous markets.  This consolidation requires the Company to consider arrangements or other initiatives that would similarly enhance its own service.
There can be no assurance that the Company will be able to compete effectively against current and future competitors in the transportation industry and that further consolidation within the transportation industry will not adversely affect the Company’s competitive position.  No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and above-ground storage tanks; and soil and groundwater contamination. A risk of environmental liability is

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.  As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.
While the Company believes that it has identified the compliance and capital costs likely to be incurred in the next several years, newly discovered facts, changes in law, the possibility of future spills and releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties, may result in additional environmental liabilities and related costs.
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to potential catastrophic liability risk, faced by the railroad industry generally, in connection with the transportation of toxic-by-inhalation hazardous materials such as chlorine and anhydrous ammonia, commodities that the Company may be required to transport to the extent of its common carrier obligations.  As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws or other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.
The environmental liability for any given contaminated site varies depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards. As such, the ultimate cost of addressing known contaminated sites cannot be definitively established. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases.
While some exposures may be reduced by the Company’s risk mitigation strategies (including periodic audits, employee training programs and emergency plans and procedures), many environmental risks are driven by external factors beyond the Company’s control or are of a nature which cannot be completely eliminated. Therefore, there can be no assurance, notwithstanding the Company’s mitigation strategies that liabilities or costs related to environmental matters will not be incurred in the future or that environmental matters will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Personal injury and other claims
The Company becomes involved, from time to time, in various legal actions, including actions brought on behalf of various purported classes of claimants and claims relating to personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at March 31, 2009, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Labor negotiations
Canadian workforce
As at March 31, 2009, CN employed a total of 15,267 employees in Canada, of which 11,805 were unionized employees.
The collective agreements between CN and the Teamsters Canada Rail Conference (TCRC), covering approximately 1,500 locomotive engineers in one bargaining unit, and approximately 200 rail traffic controllers in a separate bargaining unit, expired on December 31, 2008. Negotiations, which commenced in September 2008, are ongoing to renew these collective agreements. The agreements remain in effect until the bargaining process has been exhausted.
On November 14, 2008, the TCRC served a Notice to Bargain on CN, in order to reopen the collective agreements of the conductors, trainpersons and yardpersons (CTY) that were imposed by virtue of federal back-to-work legislation to resolve the labor dispute between the United Transportation Union (UTU) and CN in 2007. In the Company's view, these agreements are binding on the TCRC, the successor bargaining agent to the UTU, until they expire on July 22, 2010. The TCRC has filed a complaint with the Canada Industrial Relations Board (CIRB), challenging the Company's position.
On January 30, 2009, the TCRC filed an application requesting the CIRB to consolidate the bargaining units for which they hold a certificate (conductors, locomotive engineers and train dispatchers). The application was dismissed by the CIRB on April 1, 2009.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

The TCRC was recently successful with an application to replace the UTU as bargaining agent for the conductors working on the Ottawa Central Railway.
Four collective agreements covering approximately 75 employees represented by the TCRC and the TCRC-Maintenance of Way Division at Chemin de fer de la Matapedia et du Golfe, Ottawa Central Railway and New Brunswick East Coast Railway are currently expired. Negotiations are ongoing to renew these collective agreements. The agreements remain in effect until the bargaining process has been exhausted.
The collective agreement for the Northern Quebec Territory short-line, which covers approximately 200 employees, expired on December 15, 2007. Negotiations with the TCRC are ongoing to renew the collective agreement. The agreement remains in effect until the bargaining process has been exhausted.
The collective agreement covering approximately 100 employees working on the Mackenzie Northern Railway expired on May 2, 2008. These employees are covered by a single collective agreement but are represented by the TCRC-Engineers, TCRC-CTY, the Canadian Auto Workers and the TCRC-Maintenance of Way Division. Negotiations, which commenced in June 2008, are ongoing to renew these collective agreements. The agreement remains in effect until the bargaining process has been exhausted.

There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

U.S. workforce
As at March 31, 2009, CN employed a total of 6,816 employees in the United States, of which 5,636 were unionized employees.
As of April 2009, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW); Duluth, Winnipeg and Pacific Railway Company (DWP); ICRR; companies owned by CCP Holdings, Inc. (CCP); Duluth, Missabe & Iron Range Railway Company (DMIR); Bessemer & Lake Erie Railroad Company (BLE); The Pittsburgh and Conneaut Dock Company (PCD); and all but one of the unions at companies owned by Wisconsin Central Transportation Corporation (WC). The WC dispatchers became represented in May 2008 and are currently in the process of negotiating their first agreement. Agreements in place have various moratorium provisions, ranging from 2004 to 2013, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation.
The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis. GTW, DWP, ICRR, CCP, WC, DMIR, BLE and PCD have bargained on a local basis rather than holding national, industry-wide negotiations because they believe it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.
Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements generally continue to apply.

There can be no assurance that there will not be any work action by any of the bargaining units with which the Company is currently in negotiations or that the resolution of these negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Regulation
The Company’s rail operations in Canada are subject to (i) economic regulation by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (the CTA), and (ii) safety regulation by the federal Minister of Transport under the Railway Safety Act and certain other statutes.  The Company’s U.S. rail operations are subject to (i) economic regulation by the STB and (ii) safety regulation by the Federal Railroad Administration (FRA).

Economic regulation – Canada
The following actions have been taken by the federal government:

(i) The Agency adjusted the index used to determine the maximum railway revenue entitlement that railways can earn on the movement of regulated grain produced in western Canada, to reflect costs incurred by CN and CP for the maintenance of hopper cars. The retroactive component of the Agency’s decision estimated to be $23 million has been recorded as a reduction of the Company’s fourth-quarter 2008 Canadian grain revenues for the 2007-08 grain crop year. This decision was confirmed by the Federal Court of Appeal in November 2008. The Company has sought leave to appeal this decision to the Supreme Court of Canada.

(ii) Bill C-8, entitled An Act to amend the Canada Transportation Act (railway transportation) became law on February 28, 2008, and extends the availability of the Final Offer Arbitration recourse to groups of shippers and adds new shipper recourse to the Agency in respect of charges for incidental services provided by a railway company other than transportation services.

(iii) On August 12, 2008, Transport Canada announced the Terms of Reference for the Rail Freight Service Review to examine the services offered by CN and CP to Canadian shippers and customers. This review, which will be conducted in two phases, is expected to take up to 18 months to complete. The first phase involves analytical review of data, which is expected to take approximately 12 months. Subsequently, the Minister of Transport will appoint a three-person panel to undertake the second phase of the review, during which it will review the analytical work, meet with stakeholders and prepare a report making recommendations to the Minister of Transport.

No assurance can be given that any current or future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company's results of operations or financial position.

Economic regulation – U.S.
Various business transactions must gain prior regulatory approval, with attendant risks and uncertainties. The Company is also subject to government oversight with respect to rate, service and business practice issues. The STB has completed the following recent proceedings:

(i) A review of the practice of rail carriers, including the Company and the majority of other large railroads operating within the U.S., of assessing a fuel surcharge computed as a percentage of the base rate for service, whereby the STB directed carriers to adjust their fuel surcharge programs on a basis more closely related to the amount of fuel consumed on individual movements. The Company implemented a mileage-based fuel surcharge, effective April 26, 2007, to conform to the STB’s decision.

(ii) A review of rate dispute resolution procedures, whereby the STB modified its rate guidelines for handling medium-sized and smaller rate disputes.

(iii) A review that changed the methodology for calculating the cost of equity component of the industry cost of capital that is used to determine carrier revenue adequacy and in rate, abandonment and other regulatory proceedings.

As part of the Passenger Rail Investment and Improvement Act of 2008, the U.S. Congress has authorized the STB to investigate any railroad over whose track Amtrak operates that fails to meet an 80 percent on-time performance standard extending over two calendar quarters for Amtrak operations and to determine the cause of such failures. If the STB determines that a failure to meet these standards is due to the host railroad’s failure to provide preference to Amtrak, the STB is authorized to assess damages against

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

the host railroad. The FRA is currently developing the metrics and standards to be used by the STB in assessing Amtrak’s performance.
The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry. Legislation to repeal the railroad industry’s limited antitrust exemptions has been introduced in 2009 in both Houses of Congress. The Senate Judiciary Committee approved its version of the legislation in March 2009. Broader legislation to modify the system of economic regulation of the railroad industry is expected to be introduced in both Houses of Congress in the near future.
The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters.

No assurance can be given that these or any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Safety regulation - Canada
Rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes.  The following action has been taken by the federal government:

A full review of the Railway Safety Act was conducted by the Railway Safety Act Review Panel and the Panel’s report has been tabled in the House of Commons.  The Report includes more than 50 recommendations to improve rail safety in Canada but concludes that the current framework of the Railway Safety Act is sound.  The recommendations propose amendments to the act in a number of areas including governance, regulatory framework and proximity issues.  The Company will be participating in the Rail Safety Advisory Committee to be created by the Minister of Transport.

Safety Regulation – U.S.
Rail safety regulation in the U.S. is the responsibility of the FRA, which administers the Federal Railroad Safety Act, as well as the rail portions of other safety statutes. In 2008, the U.S. federal government enacted legislation reauthorizing the Federal Railroad Safety Act. This legislation covers a broad range of safety issues, including fatigue management, positive train control (PTC), grade crossings, bridge safety, and other matters. The legislation requires all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic-by-inhalation hazardous materials are transported. The Company is currently analyzing the impact of this requirement on its network and taking steps to ensure implementation in accordance with the new law. The legislation also would cap the number of on-duty and limbo time hours for certain rail employees on a monthly basis. The Company is assessing the impact of this requirement on the Company’s hourly wage agreements in the U.S. and will take appropriate steps to ensure that its operations conform to the new requirements. The Company is currently evaluating the financial and operational implications of this legislation.

Security
The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns. In the U.S., safety matters related to security are overseen by the Transportation Security Administration (TSA), which is part of the U.S. Department of Homeland Security (DHS) and the Pipeline and Hazardous Materials Safety Administration (PHMSA), which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border protection (CBP), which is part of the DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA).  More specifically, the Company is subject to:

(i) Border security arrangements, pursuant to an agreement the Company and CP entered into with the CBP and the CBSA.

(ii) The CBP’s Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA’s Customs Self-Assessment (CSA) program.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

(iii) Regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the United States. The CBSA is also working on similar requirements for Canada-bound traffic.

(iv) Inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection (AQI) user fee for traffic entering the U.S. from Canada.

The Company has worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials.  If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters.

Transportation of hazardous materials
The Company may be required to transport toxic-by-inhalation (TIH) hazardous materials to the extent of its common carrier obligations and, as such, is exposed to additional regulatory oversight.

(i) Beginning in 2009, the PHMSA requires carriers operating in the U.S. to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk.

(ii) The TSA has issued regulations that, beginning December 26, 2008, require rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing TIH materials and certain radioactive or explosive materials; and beginning April 1, 2009, ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers.

(iii) The PHMSA has issued regulations, effective March 14, 2009, revising standards to enhance the crashworthiness protection of tank cars used to transport TIH and to limiting the operating conditions of such cars.

(iv) In Canada, the government has introduced amendments to the Transportation of Dangerous Goods Act that would require security training and screening of personnel working with dangerous goods. The amendments would also enable the development of a program to require a transportation security clearance for dangerous goods and enable the establishment of regulations requiring that dangerous goods be tracked during transport.

While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Other risks
Economic conditions
The Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate.  In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. Adverse North American and global economic conditions such as the current recession, or economic or industrial restructuring, that affect the producers and consumers of the commodities carried by the Company, including customer insolvency, may have a material adverse effect on the volume of rail shipments carried by the Company, and thus materially and negatively affect its results of operations, financial position, or liquidity.

Trade restrictions
Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

Terrorism and international conflicts
Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

Customer credit risk
In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer.  Although the Company believes there are no significant concentrations of credit risk, the current economic conditions have affected many of the Company’s customers, in particular those in the automotive and forest products sectors, and have thus resulted in an increase to the Company’s credit risk and exposure to business failures of its customers. To manage its credit risk, the Company’s focus is on keeping the average daily sales outstanding within an acceptable range, and working with customers to ensure timely payments, and in certain cases, requiring financial security, including letters of credit. A widespread deterioration of customer credit and business failures of customers could have a material adverse affect on the Company's results of operations, financial position or liquidity.

Pension funding
Overall return in the capital markets and the level of interest rates affect the funded status of the Company's pension plans, as calculated under generally accepted accounting principles, as well as under a solvency or wind-up scenario as calculated under guidance issued by the Canadian Institute of Actuaries (CIA). Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuation may have a material adverse effect on the Company’s results of operations, financial position or liquidity by significantly increasing future pension contributions.  The Company’s funding requirements, as well as the impact on the results of operations, are determined upon completion of actuarial valuations, which are generally required by the Office of the Superintendent of Financial Institutions (OSFI) on a triennial basis or when deemed appropriate. Based on the last actuarial valuation of the CN Pension Plan filed by the Company as at December 31, 2007, the Company expects to make contributions of approximately $130 million in 2009. The Company may elect or may be required by OSFI, to file an actuarial valuation as at December 31, 2008. In such event, the actuarial valuation could indicate a funding deficit under a solvency or wind-up scenario as calculated under the guidance issued by the CIA. As a result, the Company’s future contributions could significantly increase. The CIA allows for any funding deficit to be paid over a number of years and resets the funding requirements at each valuation date. Should the Company elect to file an actuarial valuation in 2009 or be required by OSFI to do so, the Company expects cash from operations and its other sources of financing to be sufficient to meet its funding obligation.

Availability of qualified personnel
The Company, like other railway companies in North America, may experience demographic challenges in the employment levels of its workforce. Changes in employee demographics, training requirements and the availability of qualified personnel could negatively impact the Company’s ability to meet demand for rail service. The Company monitors employment levels to ensure that there is an adequate supply of personnel to meet rail service requirements.  However, the Company’s efforts to attract and retain qualified personnel may be hindered by increased demand in the job market. No assurance can be given that demographic challenges will not materially adversely affect the Company’s results of operations or its financial position.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Fuel costs
The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Rising fuel prices could materially adversely affect the Company’s expenses. As such, CN has implemented a fuel surcharge program with a view of offsetting the impact of rising fuel prices. The surcharge applied to customers is determined in the second calendar month prior to the month in which it is applied, and is calculated using the average monthly price of West-Texas Intermediate crude oil (WTI) for revenue-based tariffs and On-Highway Diesel (OHD) for mileage-based tariffs.  Increases in fuel prices or supply disruptions may materially adversely affect the Company’s results of operations or its financial position.

Foreign exchange
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Based on the Company’s current operations, the estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $5 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

Reliance on technology
The Company relies on information technology in all aspects of its business. While the Company has a disaster recovery plan in place, a significant disruption or failure of its information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures and the inability to protect corporate information and assets against intruders or other operational difficulties and, as such, could adversely affect the Company’s results of operations, financial position or liquidity.

Transportation network disruptions
Due to the integrated nature of the North American freight transportation infrastructure, the Company’s operations may be negatively affected by service disruptions of other transportation links such as ports and other railroads which interchange with the Company. A significant prolonged service disruption of one or more of these entities could have an adverse effect on the Company’s results of operations, financial position or liquidity.

Weather and climate change
The Company’s success is dependent on its ability to operate its railroad efficiently. Severe weather and natural disasters, such as extreme cold, flooding, drought and hurricanes, can disrupt operations and service for the railroad, including affecting the performance of locomotives and rolling stock, as well as disrupt operations for the Company’s customers. Climate change, including the impact of global warming, could increase the frequency of adverse weather events, which can disrupt the Company's operations, damage its infrastructure or properties, or otherwise have a material adverse effect on the Company’s results of operations, financial position or liquidity. In addition, although the Company believes that the growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S., it is difficult to predict the timing or the specific composition of such changes, and their impacts on the Company at this time. Restrictions, caps, and/or taxes on the emission of greenhouse gasses, including diesel exhaust, could significantly increase the Company's capital and operating costs or affect the markets for, or the volume of, the goods the Company carries.

Freight forwarding
CN WorldWide International, the Company’s international freight-forwarding subsidiary, was formed to leverage existing non-rail capabilities. This subsidiary operates in a highly competitive market and no assurance can be given that the expected benefits will be realized given the nature and intensity of the competition in that market.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Depreciation understated due to current asset replacement cost
Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of March 31, 2009, have concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them.
During the first quarter ending March 31, 2009, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional information, including the Company’s 2008 Annual Information Form (AIF) and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively.  Copies of such documents may be obtained by contacting the Corporate Secretary’s office.

Montreal, Canada
April 20, 2009

Item 4

Statement of CEO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, E. Hunter Harrison, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  April 23, 2009
/s/ E. Hunter Harrison
E. Hunter Harrison
President and Chief Executive Officer

Item 5

Statement of CFO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Claude Mongeau, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 23, 2009

/s/ Claude Mongeau
Claude Mongeau
Executive Vice-President and Chief
Financial Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: April 23, 2009	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel